Exhibit 99.12

Archer Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010	Page 9

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2011 and 2010.	Page 10

Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	Page 11

Unaudited Consolidated Statements of Cash Flows for the twelve months ended March 31, 2011 and 2010	Page 12

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2011	Page 13

Notes to Unaudited Interim Financial Statements	Page 14

Archer Limited

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended March 31, 2011 and 2010
(In millions of $, except per share data)

	For the three months ended March 31,
	2011	2010

Operating revenues
Operating revenues	267.3	139.8
Reimbursable	25.9	22.1
Total operating revenues	293.1	161.9

Operating expenses
Operating expenses	214.8	118.3
Reimbursable expenses	25.1	21.6
Depreciation and amortization	19.3	6.0
Impairment of brand name	5.1
General and administrative expenses	22.4	0.9
Total operating expenses	286.6	146.7

Net operating income	6.6	15.3

Financial items
Interest income	0.5	0.2
Interest expenses	(7.1)	(4.0)
Share of result in associated company	(0.3)	-
Other financial items	(11.5)	(1.4)
Total financial items	(18.4)	(5.2)

Income/(loss) before income taxes	(11.8)	10.1
Income taxes	(0.2)	(2.4)

Net income/ (loss)	(12.0)	7.7

Net income/ (loss) attributable to the parent	(12.0)	7.7

Net income attributable to the non-controlling interest	0.0	0.0

Basic earnings/ (loss) per share ($)	(0.04)	0.07

Diluted earnings/ (loss) per share ($)	(0.04)	0.06

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Archer Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2011 and 2010
(In millions of $)
	For the three months ended March 31
	2011	2010

Net income/ (loss)	(12.0)	7.7

Other comprehensive income/ (loss), net of tax:
Unrealized gain on foreign exchange	21.7	0.1
Actuarial gain relating to pension	-	-
Other comprehensive gains/losses	0.7	(1.0)
Other comprehensive income/ (loss):	22.4	(0.9)

Total comprehensive income/ (loss) for the period	10.4	6.8

Comprehensive income/ (loss) attributable to the parent	10.4	6.8

Comprehensive income attributable to the non-controlling interest	-	-

Accumulated other comprehensive income as at March 31, 2011 and December 31, 2010:

	March 31, 2011	December 31, 2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on foreign exchange	53.9	31.7
Actuarial gain/ (loss) relating to pension	(6.7)	(6.3)
Other comprehensive gains/losses	(1.2)	(1.9)
Accumulated other comprehensive income period end	46.0	23.5

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with unrealized gain on foreign exchange and other comprehensive gains/losses is $ 0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. The applicable amount of income taxes associated with actuarial loss related to pension is $ 2.6 million as this item related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Archer Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2011 and December 31, 2010
(In millions of $)

Condensed and Consolidated Balance Sheets
Unaudited accounts in $ millions	Consolidated 31.mar.11	Consolidated 31.des.10

Current assets
Cash and cash equivalents	101,3	174,4
Restricted cash	11,9	12,2
Receivables	323,2	151,6
Inventory	44,7	-
Other current asset	71,8	64,5
Total current assets	552,9	402,7

Non-current assets
Investment in associates	4,9	5,3
Drilling equipment and other fixed assets	772,1	110,9
Asset under construction	78,7	31,4
Deferred tax assets	61,8	5,4
Other intangible assets	154,4	58,6
Goodwill	595,0	356,4
Other non current asset	9,3	4,6
Total non-current assets	1 676,2	572,6

Total assets	2 229,0	975,3

Current liabilities
Current portion of long term debt	10,7	1,9
Other current liabilities	274,6	162,9
Total current liabilities	285,3	164,8

Non-current liabilities
Long-term interest bearing debt	710,4	192,4
Deferred tax liability	32,1	12,8
Other non-current liabilities	48,4	47,4
Total non-current liabilities	790,9	252,6

Total equity
Common shares of par value US $2.00 per share:
600,000,000 shares authorized
323,001,204 outstanding at March 31, 2011 (December, 31 2010: 225,400,050)	646,0	450,8
Additional paid in capital	608,5	219,4
Retained earnings	57,2	69,2
Accumulated other comprehensive income	46,0	23,5
Other equity	(205,1)	(205,1)
Non-controlling interest	0,1	0,1
Total equity	1 152,8	557,9
Total equity and liabilities	2 229,0	975,3

See accompanying notes that are an integral part of these Consolidated Financial Statements

Archer Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
for the three months ended March, 2011 and 2010
(In millions of $)
	3 month period March 31, 2011	3 month period March 31, 2010
Cash Flows from Operating Activities
Net income/ (loss)	(12.0)	7.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23.9	6.0
Share-based compensation expense	0.7	0.2
Deferred income tax	(2.6)	(0.9)
Unrealized foreign exchange loss (gain)	22.5	0.9
Change in long-term receivables	0.3	1.6
Changes in other non-current liabilities	2.2	(1.2)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable and other short-term receivables	(21.6)	(18.8)
Trade accounts payable and other short-term liabilities	(45.0)	0.3
Inventories	(0.7)	-
Other, net	(0.7)	(0.1)
Net cash provided by operating activities	(33.0)	(4.3)
Cash Flows from Investing Activities
Additions to drilling equipment and other fixed assets	(17.7)	(3.2)
Sale of rigs, vessels and equipment	1.4
Acquisition of subsidiaries, net of cash acquired	(21.9)
Change in restricted cash	4.4	2.2
Net cash used in investing activities	(33.8)	(1.0)
Cash Flows from Financing Activities
Proceeds from debt	55.0	-
Repayments of debt	(62.8)	(1.0)
Proceeds from issued shares related to option exercise	1.5	-
Net cash provided by financing activities	(6.3)	(1.0)
Effect of exchange rate changes on cash and cash equivalents	4.3	0.7
Net increase / (decrease) in cash and cash equivalents	(73.1)	(6.3)
Cash and cash equivalents at beginning of the year	174.4	41.1
Cash and cash equivalents at the end of period	101.3	34.8
Supplementary disclosure of cash flow information
Interest paid	(12)	(2.2)
Taxes paid	(11.3)	(4.3)

Non cash transaction: The merger with ALY has been settled with a share issue of 97,071,710 ordinary shares, in addition to a cash settlement of $ 18 million reflected in the consolidated statement of cash flow above. Reference is made to note 14 for further information.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Archer Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the 3 months ended March 31, 2010

(In millions of $)

	Share Capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Other equity	Non- controlling interest	Total equity
Balance at December 31, 2010	450.8	219.4	23.5	69.2	(205.1)	0.1	557.9

Issued shares at merger	194.1	388.7					582.8

Issued shares at option exercise	1.1	0.4					1.5

Employee stock options issued		0.1					0.1

Foreign exchange differences			21.7				21.7

Change in unrealized gain on interest rate swaps			0.7				0.7

Net income				(12.0)			(12.0)
Balance at March 31, 2011	646.0	608.5	46.0	57.2	(205.1)	0.1	1 152.8

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1 - General information

Seawell Ltd merged with Allis Chalmers Energy Inc on the 23th of February 2011, to create a new company which is now called Archer Limited following a vote passed by shareholder resolution on May 16, 2011.

Archer Limited (the "Company" or "Archer") is a global oilfield service company providing drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. The Company employed at the end of the quarter approximately 7400 skilled and experienced people.

Seawell Limited ("Seawell") was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited ("Seadrill"). Seawell together with its wholly owned subsidiary, Seawell Holding UK Ltd acquired the shares in the entities comprising Seadrill's Well Service division on October 1, 2007. The consideration for the shares was NOK 2 413.1 million and has been accounted for as a common control transaction. As of March 31, 2011 Seadrill owned 36.4% of the fully paid outstanding shares of Seawell.

As used herein, unless otherwise required by the context, the term "Archer" refers to Archer Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Archer and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined. The use herein of such terms as group, organisation, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

In accordance with US GAAP, Archer Limited has changed its reporting currency from January 1, 2011, to United States Dollars ( $) from Norwegian Kroner (NOK), reflecting the needs of a differing user base of these financial statements following the acquisition of Allis-Chalmers Energy Inc. The Company has re-presented its historical financial statements in $, and applied the methodology prescribed by ASC 830 in presenting the restated information. As such, all amounts presented in this document are in US Dollars rounded to the nearest hundred thousand, unless otherwise stated.

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance that eliminates the qualifying special purpose entity concept, changes the requirements for derecognizing financial assets and requires enhanced disclosures about transfers of financial assets. The guidance also revises earlier guidance for determining whether an entity is a variable interest entity, requires a new approach for determining who should consolidate a variable interest entity, changes when it is necessary to reassess who should consolidate a variable interest entity, and requires enhanced disclosures related to an enterprise's involvement in variable interest entities. We adopted the guidance effective January 1, 2010, which did not have an effect on our financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The guidance is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted the guidance effective January 1, 2011, which did not have a material effect on our financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our financial position, results of operations or cash flows.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any material effect on its consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company adopted this guidance in the first quarter of fiscal year 2011. The adoption of this guidance did not have an impact on our financial statements.

Note 2— Segment information

The Company provides drilling services and well services, including platform drilling, land drilling, directional drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore and onshore oil and gas industry. Archer's reportable segments consist of the primary services it provides. Although Archer's segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2011, the Company operates in the following two segments:

•
Drilling Services: The Company performs platform drilling, land and directional drilling, drilling facility engineering and modular rig activities on several fixed installations in North and South America and in the North Sea,

•
Well Services: The Company performs various well intervention and oilfield technology services, including but not limited to wireline logging, perforation, coiled tubing, zonal isolation, well clean up, leak detection services and fishing.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

	For the three months ended March 31,
Revenues from external customers	2011	2010
(in millions of $)

Drilling Services	217.4	133.1
Well Services	75.7	28.8
Total operating revenues	293.1	161.9

Depreciation and amortization
(in millions of $)

Drilling Services	10.5	2.4
Well Services	8.8	3.5
Total depreciation and amortization	19.3	6.0

Operating income - net income
(in millions of $)

Drilling Services	2.2	12.2
Well Services	4.4	3.1
Operating income	6.6	15.3

Unallocated items:
Total financial items	(18.4)	(5.2)
Income taxes	(0.2)	(2.4)
Net income	(12.0)	7.7

Total assets	March 31, 2011	December 31, 2010
(in millions of $)

Drilling Services	1 218.1	453.3
Well Services	1 010.9	522.0
Total	2 229.0	975.3

	For the three months ended March 31,
Capital expenditures	2011	2010
(in millions of $)

Drilling Services	9.2	1.9
Well Services	8.5	2.6
Total expenditures	17.7	4.5

Total Goodwill	Drilling Services	Well Services	Total
(In millions of $)

Seadrill's purchase of Smedvig	103.8	56.6	160.4
Balance at December 31, 2006	106.8	56.6	160.4

Acquisition of Wellbore Solutions AS	-	2.8	2.8
Exchange rate fluctuations on goodwill measured in foreign currency	16.9	9.3	26.1
Balance at December 31, 2007	120.7	68.7	189.4

Acquisition of Noble Corporation's North Sea
Platform Division	22.4	-	22.4
Acquisition of Peak Well Solutions AS	-	44.2	44.2
Acquisition of Tecwel AS	-	17.0	17.0
Exchange rate fluctuations on goodwill measured in foreign currency	(27.8)	(15.9)	(43.7)
Balance at December 31, 2008	115.2	114.1	229.3

Adjustment of purchase price Peak Well Solutions
AS	-	(0.4)	(0.4)
Exchange rate fluctuations on goodwill measured in foreign currency	22.4	24.5	46.9
Balance at December 31, 2009	137.6	138.2	275.8

Acquisition of RIS and ROMEG	4.6	-	4.6
Final settlement Peak Well Solutions AS	-	0.6	0.6
Acquisition of Viking Intervention Technology AS	-	3.6	3.6
Acquisition of Gray Holdco Inc.	-	79.5	79.5
Sale of Viking Intervention Technology AS	-	(3.6)	(3.6)
Exchange rate fluctuations on goodwill measured in foreign currency	(2.9)	(1.2	(4.1)
Balance at December 31, 2010	139.3	217.1	356.4
Acquisition of Universal Wireline		7.0	7.0
Acquisition of Allis Chalmers	163.9	51.1	215.0
Exchange rate fluctuations on goodwill measured in foreign currency	7.9	8.7	16.6
Balance at March 31, 2011	311.1	283.9	595.0

Note 3 Supplemental Pro Forma Data (Unaudited)

The unaudited pro forma statement of operations below gives effect to the merger with Allis Chalmers Inc, which was consummated in the first quarter of 2011, as if it had occurred at the beginning of 2010. The following data includes amortization of purchased intangible assets and decreased depreciation, reflecting the adjustments to fair value of the fixed assets acquired, along with the tax effect of each of the above. This unaudited supplemental pro forma data does not include adjustments relating to the purchase of Universal Wireline, which the Company considers immaterial for presentation and which was subsumed into the Company's Gray Wireline division immediately upon purchase. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

(in $ million)	3 months ended March 31, 2011	Year ended December 31, 2010

Pro forma net revenue	420.0	1,376.9

Pro forma net loss	(31.6)	(37.3)

Note 4 - Taxes

The income taxes for the period ended March 31, 2011 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

	3 month ended March 31, 2011	3 month ended March 31, 2010
(in millions of $)

Income taxes related to other countries
Norway	0.4	1.9
UK	0.2	0.5
US	(1.9)	(0.3)
Argentina	1.2	-
Other	0.3	0.3
Total	0.2	2.4

The tax expense in the first quarter 2011 is explained by foreign exchange losses recorded in a non taxable jurisdictions and losses in jurisdictions with uncertainty about the utilization of a deferred tax asset.

The Company’s operations in the UK, US, Canada, Brazil, Argentina, Bolivia Singapore, Australia, Norway and Denmark are taxable.

Note 5 — Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

There is no difference in the components of the numerator for the calculation of basic and diluted EPS The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
	2011	2010

Basic earnings per share:

Weighted average number of common shares outstanding	264,283	110,001

Diluted earnings per share:

Weighted average number of common shares outstanding	268,233	111,528

Effect of dilutive share options	3,950	1,527

The Company does not have securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted earnings per share.

Note 6 —Financial items

(In millions of $)	Three months ended March 31,
	2011	2010

Foreign exchange gain (loss)	(11.9)	(1.6)
Other items	0.4	0.2
Total other financial items	(11.5)	(1.4)

Other financial items for the three months ended March 31, 2011 totalled $ 11.5 million compared to $ 1.4 million in the fourth quarter 2010, mainly related to unrealised foreign exchange losses on Intercompany loans and bank deposits

Note 7 - Intangible assets
(In millions of $)	March 31, 2011	December 31, 2010
Intangible assets
Cost	174.2	67.6
Accumulated depreciation and amortization	(14.7)	(11.1)
Impairment of brand name	(5.1)
Currency adjustments	-	2.1
Net book value	154.4	58.6
Depreciation, amortization and impairment year to date	8.5	1.1

The cost at March 31, 2011 of $ 174.2 million consists of identified technology of $ 15.4 million, customer relationships $ 135.9 million (including $ 91.2 million acquired after the year end), trademarks of $ 9.9 million (including $ 7.0 million acquired after the year end), patents of $ 5.6 million (including $ 5.6 million acquired after the year end and backlog of $ 2.3 million (including $ 2.3 million acquired after the year end). The remaining average amortization period as of March 31, 2011 for the intangible assets is 106 months (82 months for technology, 103 months for customer relationships, 204 months for patents and 59 months for trademarks).

Note 8 - Goodwill

In the three month period ended March 31, 2011 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:
	Three months ended	Year ended
(In millions of $)	March 31, 2011	December 31, 2010

Net book balance at beginning of period	356.4	270.9
Goodwill acquired during the period	222.0	84.7
Currency adjustments	16.6	0.8
Net book balance at end of period	595.0	356.4

The goodwill acquired during 2011 represents the excess of purchase price over the fair value of tangible and identifiable intangible asset acquired, which represents primarily intangible assets pertaining to the acquired workforce of ALY and expected future synergies.

Note 9 - Long-term interest bearing debt and interest expenses

	March 31,	December 31,
(in millions of $)	2011	2010

M $ 550 Multicurrency Term and Revolving Facility	249.8	189.0
Allis-Chalmers 2014 Note	229.3	0.0
Allis-Chalmers 2017 Note	220.2	0.0
Other loans and capital lease liability	21.8	5.2
Total loans and capital lease liability	721.1	194.2
Less: current portion	(10.7)	(1.9)
Long-term portion of interest bearing debt	710.4	192.3

Seawell entered on November 11, 2010, into a $ 550 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility was to replace Seawell's existing NOK nominated 1,500 million Revolving Credit Facility Agreement entered into on September 7, 2010, general corporate purposes, to partially finance the cash option to Allis-Chalmers' shareholders if exercised as part of Seawell's' acquisition of Allis-Chalmers, and to refinance existing indebtedness in Allis-Chalmers and its subsidiaries.

The $ 550 million facility is divided into three tranches. The first tranche, Tranche A, is for an equivalent amount of $ 250 million, the second tranche, Tranche B, is for an equivalent amount of $ 85 million, while the third tranche, Tranche C, is for an amount of $ 215 million. The final maturity date of all three tranches is five years from the signing date of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

At the end of the first quarter a total of $ 249.8 million of the facility has been drawn, divided into NOK 1.000 million, $ 50 million and EUR 14 million.

The three Tranches made under the $ 550 million Multicurrency Term and Revolving Facility Agreement shall be secured by pledges over shares in Material Subsidiaries, and assignment over intercompany debt, as well as by Guarantees issues by the Material Subsidiaries.

On January 18, 2006 and August 14, 2006, Allis-Chalmers closed on private offerings, of $ 160.0 and $ 95.0 million aggregate principal amount of senior notes, respectively. The senior notes are due January 15, 2014 and bear interest at 9.0%. On June 29, 2009, Allis-Chalmers closed on a tender offer in which they purchased $ 30.6 million aggregate principal of outstanding 9.0% senior notes for a total consideration of $ 650 per $ 1,000 principal amount. The notes are recorded in the balance sheet at 102.2 % of the total outstanding amount, which corresponds to the trading price at closing of the merger between Allis-Chalmers and Seawell Limited.

In January 2007, Allis-Chalmers closed on a private offering of $250.0 million principal amount of 8.5% senior notes due 2017. On June 29, 2009, Allis-Chalmers closed on a tender offer in which Allis-Chalmers purchased $44.2 million aggregate principal of the 8.5% senior notes for a total consideration of $ 600 per $ 1,000 principal amount. The notes are recorded in the balance sheet at 107% of the total outstanding amount, which corresponds to the trading price at closing of the merger between Allis-Chalmers and Seawell Limited.

As a result of the merger, Seawell was required to make an offer to repurchase Allis-Chalmers' senior notes at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest. The change in control purchase offers expired on May 17, 2011. Following the expiration of the purchase offer, Allis-Chalmers accepted for purchase an aggregate of $1,866,000 in principal amount of its senior notes, comprised of $1,774,000 aggregate principal amount of its Senior notes due 2014 and $92,000 aggregate principal amount of its 8.5% Senior notes due 2017

The outstanding debt as of March 31, 2011 is repayable as follows:

(in millions of NOK)
Year ending December 31
2011	6.7
2012	8.4
2013	5.1
2014	230.4
2015	250.2
2016	0.0
2017	220.2
Total debt	721.1

The Company's Multicurrency Term and Revolving Facility Agreement contains certain financial covenants, including, among others:

•	The Company's total consolidated Net Interest Bearing Debt shall not exceed 3.0x EBITDA
•	The Company's minimum ratio of equity to total assets of at least 30.0%
•	The Company is to maintain the higher of $ 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of March 31, 2011, the Company is in compliance with all of the covenants under its long-term facilities.

Interest rate swap agreement

The Company has entered into a NOK interest rate swap agreement, securing the interest rate on NOK 715 million ( $ 129 million) for 3.5 years. The agreement was entered into in mid March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of March 31, 2011 was a liability of $ 1.3 million and is included within other non-current liabilities.

Note 10 — Share capital
	March 31, 2011		December 31, 2010

All shares are common shares of $2.00 par value each	Shares	$million	Shares	$million

Authorized share capital	600 000 000	1 200.0	600 000 000

Issued, outstanding and fully paid share capital	323 001 204	646.0	225 400 050	450.8

The authorized share capital has been translated at the rate in effect on October 1, 2007, the date of incorporation.

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value US $2.00 each were issued. In October 2007 there was one share issue of 80 000 000 shares at NOK 13.75 per share and one issue of 20 000 000 shares at NOK 13.75 per share. At the end of December 2007 a total of 100 000 050 shares of par value US $ 2.00 each were issued and outstanding.

In April 2008 there was an equity issue of 10 000 000 shares at NOK 19.50 per share.

There were no new shares issued in 2009.

In August 2010 Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 per share, amounting to proceeds of $ 424.8 million net of brokers fee of $ 4.2 million.

In February 2011 Seawell completed the merger with Allis Chalmers Energy and issued 97 071 710 shares to shareholders of former Allis Chalmers based on the election results.

In connection with the exercised options in March 2011, Seawell issued 523 444 common shares.

Note 11 — Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company's principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill Limited ("Seadrill")

- Frontline Management (Bermuda) Limited ("Frontline")

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill's Well Service division. Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was $ 449.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of $ 205.1 million.

Seadrill Management AS, a company within the Seadrill group has charged the Company a fee of $ 0 million for management support and administrative services in the three months ended March 31, 2011, and $ 0.2 million in 2010. Frontline provides management support and administrative services for the Company, and charged the Company fees of $ 0.05 million for these services in the three months ended March 31, 2011, and $ 0 million for the three months ended March 31, 2010.

These amounts are included in "General and administrative expenses", as they do not merit separate disclosure.

The Company also transacts business with the following related parties, being companies in which some of our parent company's directors may be deemed to indirectly beneficially 50% of, or control:

- Pan American Energy

- BEUSA Energy, Inc

One of our largest customers is Pan American Energy, or PAE. One of the principal shareholders of PAE is Bridas Corporation, and Bridas Corporation is owned 50% by Bridas Energy Holdings Ltd and 50% by CNOOC International Limited. Alejandro P. Bulgheroni, one of the directors of our parent company, may be deemed to indirectly beneficially own 50% of the outstanding capital stock of Bridas Energy Holdings Ltd and is a member of the Management Committee of PAE.

In the three months ended March 31, 2011, PAE represented 7.7%, of our consolidated revenues of $ 293.1 million. At March 31, 2011, we had trade receivables with PAE of $19.2 million.

In the three months ended March 31, 2011, we derived revenue of approximately $1.2 million from BEUSA Energy, Inc., or BEUSA, a company controlled by Alejandro P. Bulgheroni.

At March 31, 2011, we had trade receivables from BEUSA of approximately $1.8 million.

Note 12 - Fair value of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2011 and December 31, 2010 are as follows:

	March 31, 2011		December 31, 2010

(In millions of $)	Fair value	Carrying value	Fair value	Carrying value
Non-Derivatives
Cash and cash equivalents	101.3	101.3	174.4	174.4
Restricted cash	11.9	11.9	12.2	12.2
Current portion of long term floating rate debt	10.7	10.7	1.9	1.9
Long term interest bearing debt	710.4	710.4	192.3	192.3
Derivatives
Interest rate Swap agreements	1.3	1.3	1.9	1.9

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting date using
	March 31,
(in millions of $)	2010	(Level 1)*	(Level 2)*	(Level 3)*
Assets:
Cash and cash equivalents	101.3	101.3
Restricted cash	11.9	11.9
Total assets	113.2	113.2	-	-
Liabilities:
Current portion of long term debt	10.7	10.7
M $ 550 Multicurrency Term and Revolving
Facility	249.8	249.8
Allis-Chalmers 2014 Note	229.3	228.3
Allis-Chalmers 2017 Note	220.2	221.2
Other loans and capital lease liability excluding current portion	11.1	11.1
Interest rate swap contracts - short term payables	1.3		1.3
Total liabilities	722.4	721.1	1.3
* Level 1: Quoted prices in active markets for identical assets.
* Level 2: Significant other observable inputs.
* Level 3: Significant unobservable inputs.

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of March 31, 2011 and December 31, 2010. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and NIBOR interest rates as at March 31, 2011 and December 31, 2010.

Note 13 — Legal Proceedings

Other than litigation arising in connection with the merger as described below, neither the Company nor any of its subsidiaries is involved in any significant legal proceedings.

Texas State Court

Beginning on August 16, 2010, seven putative stockholder class action petitions were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the District Court of Harris County, Texas, challenging the proposed merger and seeking, among other things, compensatory damages, attorneys' and experts' fees, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties and injunctive relief prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Agreement and Plan of Merger, dated as of August 12, 2010, by and among Allis-Chalmers, the Company and Wellco Sub Company (the "Merger Agreement") was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock and that the Merger Agreement unfairly caps the price of Allis-Chalmers stock, that the Merger Agreement's "no shop" provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

Beginning on August 26, 2010, various plaintiffs in these lawsuits filed competing motions to consolidate the suits, to appoint their counsel as interim class counsel and to compel expedited discovery. On September 16, 2010, the defendants filed joint motions to stay the Texas lawsuits in favor of a first-filed Delaware lawsuit, and opposing the motions for expedited discovery. There is no hearing date set for these motions. The parties to the Texas State Court actions have agreed that the various defendants need not respond to the petitions until after lead counsel is appointed, a consolidated amended petition is filed and served or, alternatively, an active petition is designated by lead counsel.

Delaware Chancery Court

Beginning on August 16, 2010, three putative stockholder class action suits were filed against various combinations of Allis-Chalmers, members of the Allis-Chalmers board of directors, the Company, and Wellco in the Court of Chancery of the State of Delaware, challenging the proposed merger and seeking, among other things, compensatory and rescissory damages, attorneys' and experts' fees and injunctive relief concerning the alleged breaches of fiduciary duties and prohibiting the defendants from consummating the merger.

The lawsuits generally allege, among other things, that the Merger Agreement was reached through an unfair process and that the consideration upon which the Merger Agreement is premised is inadequate, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the Merger Agreement's "no shop" provision unreasonably dissuades potential suitors from making competing offers and that the Merger Agreement otherwise unduly restricts Allis-Chalmers from considering competing offers.

On September 21, 2010, the plaintiffs in the three actions wrote the Court seeking consolidation of the Delaware cases. Defendants did not oppose consolidation and took no position regarding lead plaintiff. On September 29, 2010, the Court granted the Motion to Consolidate. On September 16, 2010, the Company and Wellco answered the first-filed Girard Complaint (designated as the operative complaint post-consolidation). Allis-Chalmers and the members of the Allis-Chalmers board of directors answered the consolidated complaint on October 4, 2010.

On January 26, 2011, plaintiffs in the consolidated Delaware actions filed an Amended Verified Class Action Complaint For Breach Of Fiduciary Duty (the "Amended Complaint") along with a motion to expedite proceedings. The Amended Complaint generally alleges, among other things, that the merger agreement was reached through an unfair process and that the consideration upon which the merger agreement is premised is inadequate, that the Allis-Chalmers board failed to inform itself adequately of the highest price reasonably available, that the Allis-Chalmers board was conflicted and thus unable to fulfill its duties, that the transaction was timed to take advantage of an overall decline in the market price of Allis-Chalmers stock, that the transaction unfairly favors the Company, that the merger agreement's "no solicitation" provision unreasonably dissuades potential suitors from making competing offers, that the merger agreement otherwise unduly restricts Allis Chalmers from considering competing offers and that a voting agreement between the Company and Lime Rock Partners GP V, L.P. improperly restrains Allis-Chalmers from engaging with third parties regarding an alternative proposal. The amended complaint alleges that Allis-Chalmers, the Company, and Wellco aided and abetted the alleged breaches of fiduciary duty.

In addition, the Amended Complaint contains allegations that the Registration Statement filed on Form F-4 filed with the SEC on January 14, 2011, and amended on January 21, 2011, failed to properly disclose all material facts in connection with the proposed merger, in violation of Delaware law.

At a February 3, 2011, hearing Vice Chancellor John W. Noble, of the Delaware Court of Chancery, denied plaintiffs' motion to expedite proceedings. On February 9, 2011, the Company filed a motion to dismiss the Amended Complaint under Court of Chancery Rule 12(b)(6) for failure to state a claim upon which relief may be granted.

The Company believes these lawsuits are without merit and intend to defend them vigorously.

The Company is involved in various other legal proceedings, including labor contract litigation, in the ordinary course of business. The legal proceedings are at different stages; however, the Company believes that the likelihood of material loss relating to any such legal proceedings is remote.

Note 14 — Acquisitions and sales

Acquisition of Universal Wireline

On January 27, 2011 the Company announced the acquisition of Universal Wireline for $ 25.5 million on a interest bearing debt and cash free basis. Universal Wireline has been merged with Gray Wireline following purchase expanding the capabilities of the largest pure play cased hole wireline company in the US.

The purchase price has been allocated as follows:

(in $ million)	Universal Wireline
Current assets
Other current asset	0.7
Total current assets	0.7

Non-current assets

Drilling equipment and other fixed asset	19.1
Goodwill	5.7

Total non-current assets	24.8

Total purchase price (fair value)	25.5

Merger with Allis-Chalmers Energy Inc, ("ALY')

On February 23, 2011 the Company completed the merger with ALY, which was previously announced in August 2010. The transaction was consummated by the acquisition of ALY by our wholly owned subsidiary Wellco Sub Company Inc. The principal reason for the acquisition is to expand our drilling services offerings, to acquire new rental equipment offerings and to reach new geographic markets.

The purchase price comprised both cash and equity payments to the shareholders of ALY, which resulted in us acquiring 100% of the share capital in ALY in exchange for Seawell shares, in a ration of 1.15 Seawell shares to each ALY share, or a cash settlement of $4.25 per share. 95.3% of ALY shareholders elected to take Seawell shares in the above ratio as consideration, with the remainder receiving cash. The total purchase price, which includes an adjustment pertaining to the exchange of ALY share options, to Seawell share options, was $600.9 million.

The net assets acquired as a result of the merger are listed below:

(in $ million)	Allis-Chalmers Energy Inc

Fair value / Allocation of purchase price
Current assets	238,991
Property and equipment	682,406
Intangible assets (excluding goodwill)	105,800
Acquired Goodwill	214,951
Other non-current assets	44,912
Total assets acquired	1,287,060
Current liabilities	148,360
Long-term debt, less current portion	460,811
Other long-term liabilities	77,004
Total liabilities acquired	686,175
Net assets acquired (purchase price)	600,885

We have applied the purchase method of accounting to this business combination (per ASC topic 805). The resulting acquired goodwill recognized in the combined balance sheet is attributable to the acquired workforce, expected synergies and other acquired intangible assets which can not be separately identified. See note 3 for supplemental pro forma data in connection with the transaction.

The allocation of the purchase price of Allis-Chalmers has been based upon preliminary fair values studies. Estimates and assumptions are subject to change upon management's review of the final valuations. The table above summarizes the preliminary acquisition date fair value of the asset acquired and liabilities assumed.

Note 15 — Subsequent Events

On May 2, 2011 Seawell Ltd. announced the appointment of Christoph Bausch (47) as Executive Vice-President and Chief Financial Officer (CFO) effective immediately.

He replaces Senior Vice-President Lars Bethuelsen who will now lead the Company's Merger & Acquisition and Investor Relations Departments.

In the Special General Meeting held May 16, the name of the Company was changed from Seawell Limited to Archer Limited.

The Company's new ticker at Oslo Stock Exchange is ARCHER.

Appendix to Archer first quarter report 2011

We report our financial results in accordance with generally accepted accounting principles (GAAP). However, Archer's management believes that certain non-GAAP performance measures and ratios may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. One such non-GAAP financial measure we use is earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted for special charges or amounts. This adjusted income amount is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating income, net income or other income data prepared in accordance with GAAP. See the table below for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2011, December 31, 2010, and March 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP.

The unaudited pro forma statements of operations below gives effect to the merger with Allis Chalmers Inc, which was consummated in the first quarter of 2011, as if it had occurred at the beginning of 2010. The following data includes amortization of purchased intangible assets and decreased depreciation, reflecting the adjustments to fair value of the fixed assets acquired, along with the tax effect of each of the above. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

Condensed consolidated Statement of Operations
(in $ millions except per share amounts)
UNAUDITED
(in millions except per share amounts)	Three months ended
Unaudited accounts in $ millions	31.mar 2011	31.des 2010	31.mar 2010
Revenue	293,1	213,7	161,9
Cost and expenses
Operational costs	272,8	195,6	146,6
Impairement of brand name	5,1	-	-
Merger & Integration expenses	8,6	4,2	-
Net financial items	18,4	9,8	5,2
Income/(Loss) before Income taxes	(11,8)	4,1	10,1
Taxes on Income	0,2	3,9	2,4
Total Net Income / (Loss)	(12,0)	0,2	7,7

Reconciliation of GAAP to non GAAP measures
(in $ millions except per share amounts)
UNAUDITED
	Three months ended
	31.mar	31.des	31.mar
Unaudited accounts in $ millions	2011	2010	2010
Total Net Income / (Loss)	(12,0)	0,2	7,7
Depreciation, amortization and impairments	24,4	6,2	6,0
Net financial items	18,4	9,8	5,2
Taxes on Income	0,2	3,9	2,4
EBITDA	31,0	20,1	21,3
EBITDA for acquired companies 1	6,0	15,3	21,6
Stock Compensation (non cash)	0,7	3,7	1,4
Loss on Asset Disposition		10,6	1,5
Merger, transaction and listing expenses 2	23,5	4,2
Pro forma adjusted EBITDA (Non GAAP)	61,2	53,9	45,8

Note 1: Represents 2 months of Allis Chalmers operations in January and February 2011, prior to the merger.
The fourth quarter 2010 includes 75 additional days of Gray Wireline representing the days in the fourth quarter 2011 prior to the acquisition of Gray Wireline.
The first quarter of 2010 represent the total of Seawell, Allis Chalmers and Gray Wireline operations. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial

Note 2: Merger, transaction and listing expenses are considered special items and on a proforma basis they can be broken down as follows:

	Three months ended
	31.mar	31.des	31.mar
Unaudited accounts in $ millions	2011	2010	2010
Severance and other compensation costs	9,5	-	-
Professional fees	13,8	4,2	-
Other Merger and integration cost	0,2	-	-
Total Merger, transaction and listing expenses	23,5	4,2	~

Reconciliation of Reported Revenue to Proforma Revenue
(in $ millions)
UNAUDITED

	Three months ended
Unaudited accounts in $ millions	31.mar 2011	31.des 2010	31.mar 2010
Revenue (GAAP)	293,1	213,7	161,9
Revenue for Allis Chalmers 1	126,9	186,4	146,1
Revenue for Gray and Universal Wireline 1	-	22,8	19,0
Proforma Revenue	420,0	422,9	327,0

Note 1:
Represents 2 months of Allis Chalmers revenue in January and February 2011 and a full first quarter 2011 for Gray and Universal Wireline. The fourth quarter 2010 includes 75 additional days of Gray Wireline not included in the consolidated GAAP revenue and a full quarter for Allis Chalmers. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial

Proforma Revenue by individual Company
(in $ millions)
UNAUDITED

Three months ended
	Three months ended
Unaudited accounts in $ millions	31.mar 2011	31.des 2010	31.mar 2010
Former Seawell	189,2	213,7	161,9
Gray Wireline	33,1	22,8	19,0
Allis-Chalmers	197,7	186,4	146,1
Proforma Revenue	420,0	422,9	327,0

Note: Represents 3 months of former Seawell business, Gray Wireline and Allis Chalmers